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ADAM M. FOX adam.fox@dechert.com +1 212 649 8732 Direct +1 212 698 3599 Fax

November 29, 2011

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim, Special Counsel, Office of Mergers & Acquisitions

Re:	Oil Service HOLDRS Trust; File No. 5-86410
Regional Bank HOLDRS Trust; File No. 5-86411
Biotech HOLDRS Trust; File No. 5-86409
Retail HOLDRS Trust; File No. 5-86412
Semiconductor HOLDRS Trust; File No. 5-84554
Pharmaceutical HOLDRS Trust; File No. 5-79676
Amendment No. 4 to Schedule TO filed on November 15, 2011 by Market Vectors ETF Trust (the “Trust”)

Ladies and Gentlemen:

          On behalf of the Trust, we respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated November 16, 2011 from Ms. Peggy Kim to Adam M. Fox, Esq. of Dechert LLP, counsel to the Trust, with respect to the six Amendments No. 4 to Schedule TOs filed by the Trust on November 15, 2011 for Oil Service HOLDRS Trust, Regional Bank HOLDRS Trust, Biotech HOLDRS Trust, Retail HOLDRS Trust, Semiconductor HOLDRS Trust and Pharmaceutical HOLDRS Trust. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

          All terms used herein but not defined herein shall have the meanings ascribed thereto in the Schedule TO.

SCHEDULE TO

Comment 1.

We note that Merrill Lynch, which holds HOLDRS depositary receipts, will receive consideration from Van Eck upon the successful completion of the Exchange Offers and the amount of consideration will be based on among other things, the value of receipts tendered into the Exchange Offers. Please advise us as to how the bidders are complying with the best price provision in Rule 14d-10(a)(2).

Response 1.

In response to the Staff’s comment, the Trust notes that the payments to Merrill Lynch are not in consideration for tendering HOLDRS into the Offers and, therefore, do not violate Rule 14d-10(a)(2).

On August 11, 2011, Merrill Lynch and Van Eck entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) pursuant to which Merrill Lynch agreed to sell or license to Van Eck, Merrill Lynch’s right, title and interest to certain registered intellectual property, unregistered trademarks and copyrights, data, software and other materials as specified in the Asset Purchase Agreement that relate to the rights of Merrill Lynch with respect to existing HOLDRSSM trusts, and the calculation, management and licensing of HOLDRS. As part of the Asset Purchase Agreement, Merrill Lynch also agreed to cooperate to facilitate the making of the Offers by Van Eck. The closing of the transactions contemplated by the Asset Purchase Agreement is conditioned upon the successful completion of at least one of the Offers.

Merrill Lynch will receive consideration from Van Eck for the assets being acquired pursuant to the Asset Purchase Agreement. Although the consideration to be received by Merrill Lynch is based in part on the amount of assets tendered for exchange in the Offers, the consideration is payable as a result of the acquisition or licensing in perpetuity of assets under the Asset Purchase Agreement and not as a result of HOLDRS tendered by Merrill Lynch in the Offers. In addition, the payments to Merrill Lynch are being made outside of the Offers.

Merrill Lynch has confirmed to the Trust that, as of the date of this letter, it holds an odd-lot of 17 HOLDRs issued by the Trust. Because this is an odd-lot holding and the applicable Depositary Trust Agreement requires that sales into the secondary market and surrenders of HOLDRs to the Trustee be in round-lots of 100 HOLDRs, Merrill Lynch has advised the Trust that it cannot dispose of its odd-lot holdings. Merrill Lynch has further advised the Trust that it does not intend to acquire any additional HOLDRS subject to the Offers in its proprietary trading accounts. Additionally, Merrill Lynch has advised the Trust that it holds and expects to hold HOLDRS acquired in market making transactions. Merrill Lynch has confirmed to the Trust that it will not be tendering any HOLDRS into the Offers.

Rule 14d-10(a)(2) provides that no bidder shall make a tender offer unless the consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer.

We note that the Staff, in its adoption of the 2006 amendments to the best-price rule (Release No. 34-54684) noted that “we also do not believe that all payments that are conditioned on or otherwise somehow related to a tender offer, including payments under compensatory or commercial arrangements that are made to persons who happen to be security holders, whether made before, during or after the tender offer period, should be subject to the best-price rule.” The amendments to the best-price rule clarify that only consideration paid to security holders for securities tendered into a tender offer will be evaluated when determining the highest consideration paid to any other security holder for securities tendered into the tender offer.

In each of the six Offers, the applicable tendering HOLDRS Investors are receiving shares of one of the Trust’s ETFs having the same value as the securities transferred to such ETF. Therefore, the Trust believes that each of the six Offers complies with the best price provision set forth in Rule 14d-10(a)(2) in that no HOLDRS Investor is receiving higher consideration for their securities tendered in their Offer than any other HOLDRS Investor is receiving in that Offer. Since Merrill Lynch will not be tendering any HOLDRS into the Offers, and the payments to Merrill Lynch pursuant to the Asset Purchase Agreement are not in consideration for tendering HOLDRS into the Offers, the bidders are acting in compliance with Rule 14d-10(a)(2).

*  *  *  *  *

Consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           If you would like to discuss this letter in further detail or if you have any questions, please feel free to contact me at (212) 649-8732. Thank you.

Best regards,

/s/ Adam M. Fox

cc: Joseph J. McBrien